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                                                                    EXHIBIT 99.1

EIMO OYJ STOCK EXCHANGE RELEASE 11.3.2002 AT 8.30         1(12)


NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE PROPOSALS OF THE BOARD OF DIRECTORS

Notice is hereby given to the shareholders of Eimo Oyj of the Annual General Meeting to be held at 10:00 am on Monday, 15 April 2002. The meeting will be held at hotel Kauppahotelli Grand, address Vapaudenkatu 23, 15140 Lahti, Finland.

THE ANNUAL GENERAL MEETING SHALL CONSIDER THE FOLLOWING MATTERS:

1.  The matters specified in Article 11 of the Articles of Association;

2. Proposal by the Board of Directors to amend Articles 1 and 4 of the Articles of Association (Appendix 1);

3. Proposal by the Board of Directors to authorize the Board of Directors to resolve to increase the share capital (Appendix 2);

4. Proposal by the Board of Directors to authorize the Board of Directors to resolve to issue warrants to key personnel (Appendix 3);

5. Proposal by the Board of Directors to authorize the Board of Directors to resolve to repurchase Eimo shares (Appendix 4); and

6. Proposal by the Board of Directors to authorize the Board of Directors to resolve to dispose of Eimo shares held by the company (Appendix 5)

DOCUMENTS REQUIRED BY COMPANIES ACT
The documents constituting the financial statements and the above mentioned proposals by the Board of Directors as well as auditor's statements will be available for public review at the head office of the Company during one week before the Annual General Meeting of Shareholders at Norokatu 5, 15170 Lahti, Finland, and they will be sent to shareholders upon request, and be available at the Meeting. Certain documents also will be available from the Company's website at www.eimo.com prior to the Annual General Meeting.
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PAYMENT OF DIVIDEND
The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.04 (four euro cents) per share be paid from past financial years' earnings. The dividend will be paid to shareholders registered in the Register of Shareholders of the Company maintained at the Finnish Central Securities Depository Ltd. on the record date. The record date for such dividend to be 18 April 2002 and the payment date to be 25 April 2002.

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RIGHT TO ATTEND AND VOTE AT THE MEETING
In order to attend and have a right to vote at the Meeting, a shareholder (1) must be registered in the shareholder register of Eimo maintained by the Finnish Central Securities Depository Ltd., on April 5, 2002, and (2) must give a prior notice to attend the Meeting to Eimo by 4.00 p.m. (Finnish Time) on April 10, 2002.

REGISTRATION IN THE REGISTER OF SHAREHOLDERS
Shareholders who hold their shares under a name of a nominee must contact their bank, broker or other custodian to be temporarily recorded in the Register of Shareholders so that the recording is effective on April 5, 2002.

PRIOR NOTICE TO ATTEND
In order to attend and have a right to vote at the Meeting, a prior notice to attend the Meeting must be given to Eimo / Ms. Eija Salminen, by (1) telephone +358-3-8505 445 (from Monday to Friday excluding holidays between 10:00 a.m. to 4:00 p.m. Finnish time), (2) by facsimile +358-3-8505 405, (3) by e-mail to eija.salminen@eimo.com, or (4) by mail to the following address: Eimo Oyj, POB 104, 15101 Lahti, Finland. Regardless of the method utilized, the notice must arrive at the Company by 4.00 p.m. (Finnish time) on April 10, 2002 at the latest.

ADVANCE DELIVERY OF PROXIES
Possible proxies for representing a shareholder at the Meeting must arrive at the Company by 4:00 p.m. (Finnish time) on April 10, 2002 at the latest.

Lahti, 8 March 2002

EIMO OYJ
BOARD OF DIRECTORS

ADR HOLDERS
Registered holders of American Depositary Shares representing Eimo shares, will receive proxy material from Citibank, N.A., the depositary, which will include instructions on the process of attending the Meeting in person or by proxy. If American Depositary Shares are registered in the holder's name directly, and are in the holder's possession, the holder should receive material by March 27, 2002. If such holder does not receive material by March 27, 2002, the holder should contact Citibank, N.A., the depositary, at 1-877-CITI-ADR (1-877-248-4237). If American Depositary Shares are held through a bank, broker, or custodian, a holder should contact his/her bank, broker, or custodian directly.

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This release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).

Further information:

Elmar Paananen, Vice Chairman, IR           +358-500-503 865


DISTRIBUTION:
HEX Helsinki Exchange
Press

APPENDICES:
Appendix 1: Proposal by the Board of Directors to amend Articles 1 and 4 of the Articles of Association
Appendix 2: Proposal by the Board to authorize the Board of Directors to resolve to increase the share capital
Appendix 3: Proposal by the Board to authorize the Board of Directors to resolve to issue warrants to key personnel
Appendix 4: Proposal by the Board to authorize the Board of Directors to resolve to repurchase Eimo shares
Appendix 5: Proposal by the Board to authorize the Board of Directors to resolve to dispose Eimo shares held by the company

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APPENDIX 1

PROPOSAL BY THE BOARD OF DIRECTORS TO AMEND ARTICLES 1 AND 4 OF THE ARTICLES OF ASSOCIATION

The Board proposes Article 1 to be amended as hereinbelow set forth to include the name of the Company in English.

The Board proposes that Article 4 be amended to provide for only one class of shares. At the last extraordinary shareholders' meeting, all Eimo Series K shares - which carried additional voting rights - were converted into Series A shares. Consequently, Eimo Oyj currently has only one class of share outstanding, namely Series A shares. In its current form, Article 4 provides for two classes of shares and the procedure to convert Series K shares to Series A shares. The following proposal regarding Article 4 deletes all reference to Series K shares thereby eliminating the possibility of issuing Series K in the future. Such proposal also simplifies Article 4 by way of referring to all of the outstanding shares of the company as "shares" instead of "Series A shares".

The Board proposes that the General Meeting resolve to replace current Articles 1 and 4 of the Articles of Association to read as follows:

"ARTICLE 1

Business Name and Domicile

The business name of the Company is Eimo Oyj, in English the name of the Company shall be translated as `Eimo Corporation.' The Company is domiciled in Lahti, Finland."

"ARTICLE 4

Shares

The number of authorized shares in the company is no less than 40,000,000 shares and no more than 160,000,000 shares."

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APPENDIX 2

PROPOSAL BY THE BOARD TO AUTHORIZE THE BOARD OF DIRECTORS TO RESOLVE TO INCREASE THE SHARE CAPITAL

The Board anticipates that during the next year the business of Eimo may develop in ways which would enable or require Eimo to issue shares as a financing instrument. Newly issued shares may, for example, be used to finance acquisitions.

The Board proposes to the Annual General Meeting that the General Meeting authorize the Board of Directors to increase the Company's share capital pursuant to Chapter 4, Section 1 of the Companies Act:
     a) by issuing new shares; and/or
     b) by issuing convertible bonds, in each case, in one or more issues.

The terms and conditions of the proposed authorization are as follows:

1. Based on the authorization, the Board will be authorized to increase the share capital of the Company by a maximum of EUR 3,125,000 by way of offering for subscription shares and/or bonds convertible into Company shares in an aggregate total maximum amount of 12,500,000 new Eimo shares, each with an accounting counter value of EUR 0.25.

The Company's share capital may be increased in one or more lots in a manner whereby the aggregate increase of the share capital and aggregate number of votes attached to the shares to be issued in the new issue and/or in connection with the issuance of convertible bonds and/or in connection with warrants issued under this authorization and together under the authorization for the Board of Directors to resolve to issue warrants to key personnel as proposed hereunder in Appendix 3 as well as any and all prior authorizations together may correspond to a maximum of one-fifth (1/5) of the registered share capital and the aggregate number of votes attached to the shares at the time of authorization decision of the General Meeting of the Shareholders and the decision of the Board of Directors to increase the share capital.

2. The Company's Board of Directors is entitled to decide who shall have the right to subscribe for new shares in a new issue and/or who shall have the right to subscribe for convertible bonds. The new shares, but not the convertible bonds, may be subscribed by using property given as subscription in kind or otherwise on certain terms.

3. The new shares to be issued in a new issue and/or upon conversion of convertible bonds may be offered for subscription in deviation from the shareholders' pre-emptive subscription rights pursuant to Chapter 4, Section 2 of the Companies Act if the deviation is justified because of important financial grounds, such as the financing of an acquisition or another arrangement.

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4. The Company's Board of Directors is entitled, in a share subscription by way of a new issue and/or in connection with the issuance of a convertible bond, to decide on the basis on which the subscription price shall be determined and on the subscription price provided that the subscription price per share may not be less than the EUR 0.25 accounting counter value of shares.

5. The Company's Board of Directors is entitled within the limits set forth in the Companies Act to decide on all other matters and provisions related to a new issue and/or convertible bonds.

6. This authorization shall be effective for a period of one year but not later than the next Annual General Meeting of Shareholders.

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APPENDIX 3

PROPOSAL BY THE BOARD TO AUTHORIZE THE BOARD OF DIRECTORS TO RESOLVE TO ISSUE WARRANTS TO KEY PERSONNEL

The aim of the proposal is to increase the total number of warrants available for issuance, mainly to provide incentives for newly recruited personnel. The terms below - are substantially similar to the terms of the existing B and C warrants of the current 2001 warrant program.

The Board of Directors of Eimo Oyj proposes that the General Meeting authorize the Board of Directors to resolve to decide upon the issuance of warrants to the Company's key personnel under the terms and conditions set forth below:

The aggregate increase of the company's share capital and aggregate number of votes attached to the shares to be issued under this Board of Directors' authorization to issue warrants together with the authorization of the Board of Directors to resolve to increase the share capital as proposed above in Appendix 2 as well as any and all prior authorizations together may correspond to a maximum of one-fifth (1/5) of the registered share capital and the aggregate number of votes attached to the shares at the time of authorization decision of the General Meeting of the Shareholders and the decision of the Board of Directors to increase the share capital. This authorization shall be effective for a period of one year but not later that the next Annual General Meeting of Shareholders.

TERMS AND CONDITIONS OF WARRANTS

1. Number of Warrants

The Company will issue a maximum of 350,000 warrants entitling the holders to subscribe for 350,000 Eimo Oyj shares with an accounting counter value of EUR
0.25 each. One warrant entitles its holder to subscribe for one share.

2. Warrants

Of the warrants, 150,000 will be marked with the letter "B" and 200,000 will be marked with the letter "C". The Company will notify each participant in writing of its offer to grant warrants. The warrants shall be issued in a book-entry system.

3. Offering

The warrants will be offered to the management of Eimo and its subsidiaries (the "Eimo Group") and other key Eimo personnel. In order to extend the offering period or to procure tax benefits to Eimo or members of the Eimo Group, the Board may also offer warrants to a fully owned Eimo subsidiary, with the express condition that such warrants will only be exercisable if later transferred to Eimo Group personnel by decision of the Eimo Oyj Board of Directors. It is proposed that shareholders' pre-emptive rights to the share

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subscription be disabled since the warrants are intended as part of the incentive program for key Eimo personnel. This authorization shall be effective for a period of one year but not later than the next Annual General Meeting of Shareholders.

4. Distribution of Warrants

The warrants will be granted in accordance with decisions of the Board of Directors.

5. Transfer of Warrants and Obligation to Offer Warrants

Warrants are freely transferable when the subscription period for the relevant warrants has started. The Board of Directors may, if it determines it advisable to do so, give permission for the transfer of the warrants before the subscription period has started.

Should a warrant holder cease to be employed by Eimo Oyj or another member of the Eimo Group before 1 June 2004 for any other reason than retirement or death, such person will be obliged without delay to offer to surrender to the Company for no consideration payable by, and at no cost to, the Company those warrants for which the share subscription period referred to in Section II.2 below had not yet commenced on the last day of such person's employment.

Should a participant cease to be employed by Eimo Oyj Group because of retirement or death, warrants that become transferable according to Section I.5 and Section II.2 more than two years after the retirement or death, must be immediately offered back to the Company for no consideration payable by, and also at no cost to, the Company. Company shall have the right to transfer the warrants under obligation to be offered back to the Company to a book-entry account indicated by the Company from the warrant holder's book-entry account. In special circumstances, the Board of Directors can grant an exception to the above mentioned obligations.

               (1) II TERMS AND CONDITIONS OF SHARE SUBSCRIPTION

1. Right to Subscribe for New Shares

Each warrant will entitle its holder to subscribe to one (1) Eimo Oyj share with an accounting counter value of EUR 0.25. Pursuant to the share subscriptions the number of shares can increase by a maximum of 350,000 new shares and the share capital of Eimo Oyj by a maximum of EUR 87,500.

2. Share Subscription and Payment

The period for the subscription of the shares will commence on:
Warrant B                                   1 June 2003
Warrant C                                   1 June 2004

The share subscription period for all the warrants will end on 31 May 2006.

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Shares can be subscribed at the Company's head office in Lahti, Finland or at a place later indicated by the Company. The warrants will be surrendered and payment of shares subscribed will be required upon subscription.

3. Subscription Price

The share subscription price will be EUR 2.66 minus any dividends paid per share after May 2002 but before the commencement of the applicable subscription period of each warrant.

4. Registration of Shares

Shares subscribed for and fully paid will be registered in the subscriber's book-entry account.

5. Shareholder Rights

Shares issuable upon the exercise of a warrant will be eligible for dividends with respect to the financial year in which the share subscription takes place if the increase in share capital is registered before the record date for the payment of the dividend. Other shareholder rights commence on the date on which the share subscription is entered in the Trade Register.

6. Issue of Shares, Convertible Bonds and Warrants before Share Subscription Should the Company, before the commencement of the share subscription period, increase its share capital through the issuance of new shares, or the issuance of new convertible bonds or warrants, the holders of the warrants will have the same or equal rights as the shareholders to participate in such share capital increase. Equality will be implemented so that the number of shares to be subscribed to, the share subscription prices, or both, will be amended.

Should the Company, before the commencement of the share subscription period, increase the share capital through a bonus issue, the share subscription ratio will be amended so that the ratio to the share capital of shares to be subscribed for by virtue of the warrants remains unchanged. Should the new number of shares which may be subscribed for upon the exercise of an individual warrant would otherwise include a fraction of a share, the fraction will be taken into account by lowering the share subscription price.

7. Rights of Holders of Warrants in Certain Cases
Should the Company, before the commencement of the share subscription period, reduce its share capital, the right to the share subscription of the holders of the warrants will be correspondingly amended in the manner specified in the resolution to reduce the share capital. Should the Company, before the commencement of the share subscription period, be placed into liquidation, the holders of the warrants will be given the right to subscribe for shares during a period prior to the commencement of the liquidation prescribed by the Board of Directors.

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Should the Company resolve to merge with another Company or with a Company to be formed or should the Company resolve to be divided, the holders of the warrants will be given the right to subscribe for shares during a period prior to the merger or the division, prescribed by the Board of Directors. After that period, no rights to subscribe shares will remain.

Should the Company make a resolution to acquire its own shares, this will have no effect on the legal position of the warrant holders.

Should a shareholder have a right or an obligation to redeem shares of other shareholders in accordance with Finnish law by virtue of the size of its shareholding, the warrant holder will have a right equal with the shareholders' right to sell the warrants to the shareholder who has a right to redeem the shares.

Should the accounting counter value of the shares be altered so that the share capital remains unchanged, the terms and conditions of the warrants and the terms and conditions of share subscriptions will be amended so that the aggregate counter value of shares to be subscribed for and the aggregate share subscription price remain unchanged.

Should the Company be changed from a public limited company into a private limited Company, the terms and conditions of the warrants will not be affected.

8. Settlement of Disputes

Disputes arising out of these warrants will be settled by arbitration in Helsinki, Finland in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce. The disputes will be resolved according to Finnish law.

9. Other Matters

The Board of Directors may provide for the transferability of the warrants in the book-entry system at such date as it may authorize and may make all resulting technical amendments to the terms and conditions of the warrants to provide for such transferability (or limits thereon). The Board of Directors may also decide on other matters relating to the warrants. The documentation concerning the warrants may be viewed at the Company's head office in Lahti, Finland.

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APPENDIX 4

PROPOSAL BY THE BOARD TO AUTHORIZE THE BOARD OF DIRECTORS TO RESOLVE TO REPURCHASE EIMO SHARES

The Board of Directors of Eimo Oyj proposes to the Annual General Meeting that the General Meeting would authorize the Board of Directors to decide, subject to the provisions set forth in paragraphs 1-7 below, to repurchase the Company's own shares pursuant to Chapter 7, Section 1 of the Companies Act.

The terms and conditions of the authorization are the following:

1. The Company may repurchase the shares only with its distributable assets.

2. The number of purchased shares and of the shares which the Company or its subsidiaries otherwise hold shall not exceed 3,250,000 shares, which corresponds to less than 5 per cent of the share capital of the company.

3. The shares shall be acquired through public trading on such exchanges the rules of which entitle companies to trade with their own shares. The purchase price for the shares would be paid to the sellers in accordance with the rules of the respective exchange and other applicable regulations.

4. The shares can be purchased otherwise than in proportion to the holdings of the shareholders.

5. The shares acquired may be used to finance or carry out acquisitions and other arrangements or to be otherwise further transferred or disposed of, or to be cancelled.

6. The Board is entitled to decide upon all other matters in relation to the purchase of own shares.

7. This authorization shall be effective for a period of one year but not later than the next Annual General Meeting of Shareholders.

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APPENDIX 5

PROPOSAL BY THE BOARD TO AUTHORIZE THE BOARD OF DIRECTORS TO RESOLVE TO DISPOSE EIMO SHARES HELD BY THE COMPANY

The Board of Directors of Eimo Oyj proposes to the Annual General Meeting that the General Meeting would authorize the Board of Directors to decide, subject to the provisions set forth in paragraphs 1-5 below, to dispose of the Company's own shares pursuant to Chapter 7, Section 7 of the Companies Act.

The terms and conditions of the authorization are as follows:

1. A maximum of 3,250,000 own shares may be disposed of in one or more lots.

2. The authorization includes the right to decide to whom and in which order the shares shall be disposed. The Board is entitled to decide to dispose of Eimo shares held by the Company otherwise than in proportion to the shareholders' pre-emptive right to acquire the shares provided that the deviation is justified by virtue of an important financial reason of the Company, such as the financing and/or execution of an acquisition or another transaction.

3. The Company's own shares may be disposed of as consideration in connection with acquisitions or other transactions, or otherwise when the interest of the Company so requires. Additionally, Eimo shares held by the Company may otherwise be disposed of by selling them in public trading on the Helsinki Stock Exchange for the current market price at the time of the disposal.

4. The Board of Directors is entitled to decide upon the disposal price and upon the grounds and the basis on which the disposal price shall be determined, as well as upon all other matters in relation to the disposal of the shares held by the Company. Furthermore, the authorization includes the right to dispose of Eimo shares held by the Company for payment in kind.

5. This authorization shall be effective for a period of one year but not later than the next Annual General Meeting of Shareholders.